Exhibit 99.1

Press Release

GasLog Announces Availability of its Annual Report on Form 20-F

For the Year Ended December 31, 2019

PIRAEUS, GREECE – March 6, 2020 - GasLog Ltd. (GasLog) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission and can be accessed on the Company’s website, http://www.gaslogltd.com, in the “Investors” section under “SEC Filings”.

Shareholders may also request a hard copy of the Annual Report, which includes the Company’s complete 2019 audited financial statements, free of charge by contacting Philip Corbett or Joseph Nelson at:

Email: ir@gaslogltd.com

Phone: +44-203-388-3116

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 19 (12 on the water and seven on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui & Co. Ltd. and leased back to GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.

Contacts:

Philip Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogltd.com